SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                   ------------------------------------


                                FORM 8-A/A

            FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                 PURSUANT TO SECTION 12(b) OR (g) OF THE
                     SECURITIES EXCHANGE ACT OF 1934


                      INLAND STEEL INDUSTRIES, INC.
          (Exact name of registrant as specified in its charter)


              Delaware                                  36-3425828
 (State of incorporation or organization)            (IRS Employer
                                                     Identification Number)

                30 West Monroe Street
                  Chicago, Illinois                    60603
      (Address of principal executive offices)       (Zip Code)

    Securities to be registered pursuant to Section 12(b) of the Act:

           Title of Each Class               Name of Each Exchange on Which
           to be so Registered               Each Class is to be Registered

        Right to Purchase Series D               New York Stock Exchange
           Junior Participating                  Chicago Stock Exchange
             Preferred Stock

Securities to be registered pursuant to Section 12(g) of the Act:  None.


Item 1. Description of Registrant's Securities to Be Registered

               On November 25, 1997, the Board of Directors of the Registrant declared a dividend distribution of one right (a "Right") for each outstanding share of the Registrant's Common Stock, $1.00 par value per share ("Common Stock"), to stockholders of record at the close of business on December 17, 1997 (the "Record Date"). The Board of Directors of the Registrant also authorized the issuance of one Right for each share of Common Stock issued after the Record Date and prior to the earliest of the Distribution Date (as defined below), the redemption, exchange or expiration of the Rights. Except as set forth below and subject to adjustment as provided in the Rights Agreement (defined below), each Right entitles the registered holder to purchase from the Registrant one one-hundredth of a share of Series D Junior Participating Preferred Stock (the "Preferred Stock"), at a purchase price of $80 per Right (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement, dated as of November 25, 1997 (the "Rights Agreement"), between the Registrant and Harris Trust and Savings Bank, as Rights Agent.

               Upon payment of the dividend at the close of business on the Record Date, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates (as defined below) will be distributed. The Rights will separate from the Common Stock upon the earliest of (i) 10 days following a public announcement that a person or group (an "Acquiring Person"), together with persons affiliated or associated with it, has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), (ii) 10 business days (or such later date as the Board of Directors of the Registrant shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock, or (iii) 10 business days following a determination by the Board of Directors of the Registrant that a person (an "Adverse Person"), alone or together with its affiliates and associates, has become the beneficial owner of more than 10% of the Common Stock and that (a) such beneficial ownership is intended to cause the Registrant to repurchase the Common Stock beneficially owned by such person or to cause pressure on the Registrant to take action or enter into transactions intended to provide such person with short-term financial gain under circumstances where the Board of Directors of the Registrant determines that the best long-term interests of the Registrant would not be served by taking such action or entering into such transactions at the time or (b) such beneficial ownership is causing or reasonably likely to cause a material adverse impact on the business or prospects of the Registrant; provided, however, that the Board of Directors of the Registrant shall not declare to be an Adverse Person any person which has reported or is required to report its ownership of Common Stock on Schedule 13G under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or on Schedule 13D under the Exchange Act which Schedule 13D does not state any intention to, or reserve the right to, control or influence the Registrant or engage in certain other actions, so long as such person neither reports nor is required to report such ownership other than as described in this proviso (the earliest of such dates, the "Distribution Date").

               Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be transferred with and only with the Common Stock (except in connection with redemption of the Rights), (ii) new Common Stock certificates issued after the Record Date upon transfer, replacement or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

               The Rights will first become exercisable on the Distribution Date and will expire at the close of business on December 17, 2007 (the "Final Expiration Date"), unless earlier redeemed or exchanged by the Registrant as described below. Notwithstanding the foregoing, the Rights will not be exercisable after the occurrence of a Triggering Event (defined below) until the Registrant's right of redemption has expired.

               As soon as practicable after the Distribution Date, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Rights Certificates alone will evidence the Rights. Except for shares of Common Stock issued or sold after the Distribution Date pursuant to the exercise of stock options or under any employee benefit plan or arrangement granted or awarded prior to the Distribution Date, or the exercise, conversion or exchange of securities issued by the Registrant, and except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

               In the event that any person shall become (a) an Acquiring Person (except (i) pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair to and otherwise in the best interest of the Registrant and its stockholders after receiving advice from one or more investment banking firms (a "Qualifying Offer") and (ii) for certain persons owning less than 25% of the outstanding Common Stock of the Company who report their ownership on
Schedule 13G under the Exchange Act, or on Schedule 13D under the Exchange Act, provided that they do not state any intention to, or reserve the right to, control or influence the Registrant and such persons certify that they became an Acquiring Person inadvertently and they agree that they will not acquire any additional shares of Common Stock) or (b) an Adverse Person (either such event is referred to herein as a "Triggering Event"), then the Rights will "flip-in" and entitle each holder of a Right, except as provided below, to purchase, upon exercise at the then-current Purchase Price, that number of shares of Common Stock having a market value of two times such Purchase Price.

               Any Rights beneficially owned at any time on or after the earlier of the Distribution Date and the Stock Acquisition Date by an Acquiring Person, an Adverse Person or an affiliate or associate of an Acquiring Person or an Adverse Person (whether or not such ownership is subsequently transferred) will become null and void upon the occurrence of a Triggering Event, and any holder of such Rights will have no right to exercise such Rights.

               In the event that, following a Triggering Event, the Registrant is acquired in a merger or other business combination in which the Common Stock does not remain outstanding or is changed (other than a merger following a Qualifying Offer) or 50% of the assets or earning power of the Registrant and its Subsidiaries (as defined in the Rights Agreement) (taken as a whole) is sold or otherwise transferred to any person (other than the Registrant or any Subsidiary of the Registrant) in one transaction or a series of related transactions, the Rights will "flip-over" and entitle each holder of a Right, except as provided in the preceding paragraph, to purchase, upon exercise of the Right at the then-current Purchase Price, that number of shares of common stock of the acquiring company (or, in certain circumstances, one of its affiliates) which at the time of such transaction would have a market value of two times such Purchase Price.

               The Purchase Price is subject to adjustment from time to time to prevent dilution upon the (i) declaration of a dividend on the Preferred Stock payable in shares of Preferred Stock, (ii) subdivision of the outstanding Preferred Stock, (iii) combination of the outstanding Preferred Stock into a smaller number of shares, (iv) issuance of any shares of the Registrant's capital stock in a reclassification of the Preferred Stock (including any such reclassification in connection with a consolidation or merger in which the Registrant is the continuing or surviving corporation), (v) grant to holders of the Preferred Stock of certain rights, options, or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock, or (vi) distribution to holders of the Preferred Stock of other evidences of indebtedness, cash (other than a regular quarterly cash dividend payable out of the earnings or retained earnings of the Registrant), subscription rights, warrants, or assets (other than a dividend payable in Preferred Stock, but including any dividend payable in stock other than Preferred Stock).

               With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% of the Purchase Price.

               At any time until the earlier of (i) fifteen days following the Stock Acquisition Date and (ii) the Final Expiration Date, the Registrant may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, subject to adjustments; provided, however, that if the Board of Directors determines to authorize a redemption in either of the circumstances set forth in (i) or (ii) below Continuing Directors (as defined below) must be in office and a majority of such Continuing Directors must concur in such authorization: (i) such authorization occurs on or after the time a Person becomes an Acquiring Person or (ii) such authorization occurs on or after the date of a change (resulting from a proxy or consent solicitation) in a majority of the directors in office at the commencement of such solicitation if any person who is a participant in such solicitation has stated (or if upon the commencement of such solicitation, a majority of the Board of Directors has determined in good faith) that such person (or any of its affiliates or associates) intends to take, or may consider taking, any action which would result in such person becoming an Acquiring Person or which would cause the occurrence of a Triggering Event, unless concurrently with such solicitation, such person is making a cash tender offer for all outstanding shares of Common Stock not owned by such person. A "Continuing Director" is any person who is not an Acquiring Person or an affiliate or an associate of an Acquiring Person, or a representative of an Acquiring Person and such person was a member of the Board of Directors prior to the date of the Rights Agreement or who subsequently became a member of the Board of Directors and such person's nomination for election was recommended or approved by a majority of Continuing Directors. The Registrant may not redeem the Rights following a determination that any person is an Adverse Person. The Registrant may, at its option, pay the redemption price in cash, shares of Common Stock (based on the current market price of the Common Stock at the time of redemption) or any other form of consideration deemed appropriate by the Board of Directors of the Registrant. Immediately upon the action of the Registrant's Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the applicable redemption price. In addition, after a Triggering Event, at the election of the Board of Directors of the Registrant, the outstanding Rights (other than those beneficially owned by an Acquiring Person, Adverse Person or an affiliate or associate of an Acquiring Person or Adverse Person) may be exchanged, in whole or in part, for shares of Common Stock, or shares of preferred stock of the Registrant having essentially the same value or economic rights as such shares. Immediately upon the action of the Board of Directors of the Registrant authorizing any such exchange, and without any further action or any notice, the Rights (other than Rights which are not subject to such exchange) will terminate and such Rights will only entitle holders to receive the shares issuable upon such exchange.

               Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Registrant, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Registrant, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Registrant or for common stock of the acquiring company as set forth above.

               At any time prior to the Distribution Date, the Registrant may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement. Thereafter, the Rights Agreement may be amended only (i) to cure ambiguities, (ii) to correct inconsistent provisions, (iii) to shorten or lengthen any time period thereunder (under certain circumstances only with the concurrence of a majority of the Continuing Directors) or (iv) in ways that do not adversely affect the Rights holders (other than an Acquiring Person or Adverse Person). From and after the Distribution Date, the Rights Agreement may not be amended to lengthen (x) a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable, or (y) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights (other than an Acquiring Person or Adverse Person).

               As of November 6, 1997, there were 48,959,768 shares of Common Stock outstanding. Each outstanding share of Common Stock on the Record Date will receive one Right. Until the Distribution Date, the Registrant will issue one Right with each share of Common Stock that shall become outstanding so that all such shares will have attached Rights. 1,000,000 shares of Preferred Stock have been reserved for issuance upon exercise of the Rights.

               The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Registrant on terms not approved by the Registrant's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Registrant since the Board of Directors may, subject to the limitations discussed above at its option, at any time until fifteen days following the Stock Acquisition Date, redeem all, but not less than all, of the then outstanding Rights at the applicable redemption price.

               The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement (which includes as Exhibit A the Form of Rights Certificate), a copy of which is incorporated herein by reference to
Exhibit 4.1 to this registration statement. Copies of the Rights Agreement will be available free of charge from the Registrant.


Item 2. Exhibits. The following documents are filed as exhibits to this registration statement.

        4.1. Rights Agreement, dated as of November 25, 1997, between the Registrant and Harris Trust and Savings Bank, as Rights Agent, which includes as Exhibit A thereto the Form of Rights Certificate.


                                Signature


               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


April 27, 1998                     INLAND STEEL INDUSTRIES, INC.
                                    (Registrant)


                                    By:     /s/ Jay M. Gratz
                                         _________________________________
                                         Name:  Jay M. Gratz
                                         Title: Vice President and Chief
                                                Financial Officer


                              Exhibit Index


Exhibit      Description                                              Page

4.1          Rights Agreement, dated as of November 25,               N/A
             1997, between the Registrant and Harris Trust and Savings Bank, as Rights Agent, which includes as Exhibit A thereto the Form of Rights Certificate.